STATEMENT OF FINANCIAL
CONDITION

GMP Securities, LLC
December 31, 2017
With Report of Independent Registered
Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-49291

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17 AND ENDING___ ___12/31/17___
                                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

GMP Securities, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Fifth Avenue, Floor 15
                                        (No. and Street)

New York   NY   10036
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ilan Lessick   (212) 404-8326
                                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                        (Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(06-02)





OATH OR AFFIRMATION

I, Ilan Lessick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMP Securities, LLC as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None noted

Signature

Chief Financial Officer – Managing Director

Title

Notary Public

LISA SANCHEZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6267033
Qualified in Queens County
My Commission Expires 08-13-2020

This report ** contains (check applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (l) An Oath or Affirmation.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GMP Securities, LLC

Statement of Financial Condition

December 31, 2017

Contents

Facing Page and Oath or Affirmation

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member of
GMP Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GMP Securities, LLC (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2012.

February 28, 2018

A member firm of Ernst & Young Global Limited

GMP Securities, LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	1,371,305
Restricted cash		759,494
Due from brokers and dealers		10,714,291
Securities owned, at fair value		7,578,771
Fixed assets, net of accumulated depreciation and amortization of $ 2,166,497		1,040,322
Due from affiliates		32,827
Receivables from non-customers		92,126
Other assets		435,223
Total assets	$	22,024,359

Liabilities and member's equity

Liabilities:

Securities sold, not yet purchased, at fair value	$	1,867,702
Accrued compensation		2,873,367
Due to affiliates		1,277,984
Accrued expenses and other liabilities		1,785,298
Total liabilities	$	7,804,351
Member's equity		14,220,008
Total liabilities and member's equity	$	22,024,359

See accompanying Notes to the Statement of Financial Condition.

GMP Securities, LLC

Notes to Statement of Financial Condition

December 31, 2017

1. Organization

GMP Securities, LLC ("GMP" or the "Company"), a New York limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). It is also registered in Canada as an Exempt Market Dealer. The Company is a wholly owned subsidiary of GMP MTR Acquisition Inc., a Delaware corporation. The Company is ultimately owned by GMP Capital Inc. (the "Parent"), which is publicly listed on the Toronto Stock Exchange in Canada.

GMP is an institutional broker-dealer, with its head office in New York City, specializing primarily in the secondary trading of fixed income securities, (high yield, convertible and emerging market debt), as well as trading and making markets in equity securities.

The Company also offers investment banking advisory and debt capital market services, with respect to new issuers, all housed in its New York office. The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC ("Clearing Broker") and is therefore exempt from the requirements of SEC Rule 15c3-3 under paragraph k(2)(ii).

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board.

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

All securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at fair value with the unrealized profit or loss reflected in Member's equity.

Trading commission revenue and related expenses arising from customer securities transactions are recorded on a trade-date basis. Interest income and expense are recorded on an accrual basis. Dividend income is recorded at the ex-dividend date.

Investment banking revenues include fees earned from providing merger and acquisition advisory services. Investment banking fees are recorded when services for the transactions have been completed and the revenue is deemed reasonably determinable. Transaction-related expenses for investment banking services are deferred and recognized in the same period as the related investment banking revenue. In the event that the transaction is not completed, the costs associated with the investment banking services are expensed.

The carrying value of substantially all of the Company's financial assets and liabilities that are not carried at fair value on the statement of financial condition will approximate the fair value generally due to their short-term nature or since they are highly liquid. This includes cash and cash equivalents, due from brokers and dealers, and due from/due to affiliates. Cash and cash equivalents would be classified as Level 1 and due from brokers and dealers and due from/due to affiliates would be classified as Level 2 within the fair value hierarchy.

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. As of December 31, 2017, there were no cash equivalents.

Restricted cash consists primarily of cash pledged as security in return for an irrevocable standby letter of credit related to certain lease commitments, (see notes 9 and 14).

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year–end exchange rate. Foreign currency transaction revenues, expenses, gains and losses are measured at the rates of exchange prevailing on the dates of the transactions. Foreign currency remeasurement gains and losses on security transactions are reflected in Member's equity.

Office furniture, equipment, capitalized software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. All fixed assets, except for leasehold improvements, are depreciated on a straight-line basis over their estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of their useful life or the term of the lease.

The Company has a defined contribution retirement plan (the "Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. Eligible employees may contribute amounts to the Plan, via payroll withholding, subject to Internal Revenue Service retirement plan contribution limitations.

The Company is a single member limited liability company and, for income tax purposes, is disregarded as an entity separate from its sole member, GMP MTR Acquisition Inc., pursuant to U.S Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As such, the results of the Company's operations are included in those of GMP MTR Acquisition Inc.'s Federal and applicable state and local income tax returns. GMP MTR Acquisition Inc. does not allocate a portion of the consolidated income taxes to the Company as if the Company were a separate income "taxpayer" Therefore, no provision for federal income taxes is provided in the Company's Statement of financial condition.

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company discloses the fair value of its securities positions in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities, (Level 1 measurements) and the lowest priority to unobservable inputs that are significant to the valuation (Level 3 measurements). Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company's securities positions measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 – Pricing inputs that reflect unadjusted quoted market prices that are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Pricing inputs other than quoted market prices in active markets, or which are either directly or indirectly observable for the asset or liability as of the reporting date.

Level 3 – Pricing inputs that are unobservable for the asset or liabilities and include situations where there is little, if any, market activity or liquidity at the reporting date. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instruments. See Note 5 for

additional information related to the Company's fair value measurements with respect to the Company's securities owned and securities sold, not yet purchased, at fair value.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above.

3. Due From Brokers and Dealers

Due from brokers and dealers primarily includes deposit balance, realized profits, cash deposits, proceeds from securities sold short, net receivables and payables arising from unsettled transactions, commissions and claims with the Clearing Broker.

Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain positions of the Company's securities owned and cash held at the Clearing Broker, although at December 31, 2017, the Company had no margin debt. It is the Company's policy to monitor the credit standing of the Clearing Broker with whom it conducts its business.

4. Net Capital Requirements

GMP is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, GMP had net capital of $10,160,886, which was $9,765,086 in excess of the amount required. The Company's net capital ratio was 0.5843 to 1.

Proprietary accounts held at the Clearing Broker ("PAB Assets") are considered allowable assets in the computation of Net Capital pursuant to the PAB reserve computation set forth in SEC Rule 15c3-3, which requires, among other things, that the Clearing Broker performs a computation for PAB Assets set forth in SEC Rule 15c3-3.

Certain advances, distributions and other equity withdrawals; if they occur, are subject to notification and restriction provisions of Rule 15c3-1.

5. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

The Company's policy is to assess the fair value hierarchy of each security position and to recognize transfers between levels at the end of each reporting period. During the year ended December 31, 2017, the Company did not have any significant transfers of securities owned, at

GMP Securities, LLC

Notes to Statement of Financial Condition (continued)

fair value and securities sold, not yet purchased, at fair value between Levels 1 and 2 of the valuation hierarchy.

The following table summarizes the fair value of the Company's securities owned and securities sold, not yet purchased, at fair value within the fair value hierarchy at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Securities owned, at Fair Value				
Corporate Bonds		$ 2,021,399 $	–	$ 2,021,399
Foreign Corporate and Government Bonds		559,403	–	559,403
Equity and Preferred Securities	4,832,121	20,412		4,852,533
Derivatives		145,436	–	145,436
	$ 4,832,121	$ 2,746,650		$ 7,578,771
Securities sold, not yet purchased, at Fair Value				
Corporate Bonds		$ 1,511,711 $	–	$ 1,511,711
Foreign Corporate and Government Bonds		185,395	–	185,395
Equity Securities	170,596		–	170,596
	$ 170,596	$ 1,697,106 $	-	$ 1,867,702

The fair value of the corporate bonds, and foreign corporate and Government bonds, are based on their last transaction price or quoted prices of similar financial instruments. The Company classified these instruments as Level 2 within the fair value hierarchy.

The fair value of equity and preferred securities and derivatives are based on unadjusted quoted prices from markets in which the securities or derivative contracts are traded by the Company. To the extent these equity securities and preferred securities are not actively traded, the Company classified these instruments as Level 2 of the fair value hierarchy.

GMP Securities, LLC

Notes to Statement of Financial Condition (continued)

6. Fixed Assets

At December 31, 2017, fixed assets comprise of the following:

	Leasehold Improvements	Furniture and Fixtures	Equipment	Capitalized Software	Total
Cost					
Cost at December 31, 2017	$ 1,110,691	$ 867,439	$ 826,400	$ 402,289	$ 3,206,819
Accumulated Depreciation,					
Balance at December 31, 2017	429,077	548,323	805,474	383,623	2,166,497
Net Book Value	$ 681,614	$ 319,116	$ 20,926	$ 18,666	$ 1,040,322

7. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

From time to time, GMP may trade various financial instruments and enter into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that GMP, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company does not anticipate any losses or risks with respect to the concentration of cash balances maintained with such financial institutions. At December 31, 2017, all of the Company's due from brokers and dealers and securities owned are held at the Company's Clearing Broker and therefore are subject to the credit risk of the Clearing Broker.

ASC 460, *Guarantees*, requires the disclosure of information about obligations under certain guarantee arrangements. In this regard, GMP has agreed to indemnify the Clearing Brokers for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through to the settlement date. In accordance with industry practice and regulatory requirements, the Company and the Clearing

Broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2017 and during the year then ended, there were no amounts required to be indemnified to the Clearing Broker for customer accounts.

8. Contingencies

From time to time in the normal course of business, the Company may be a party to various litigation matters and regulatory inquiries. While the ultimate legal and financial liability of the Company, if any, with respect to such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. At December 31, 2017, no litigation was pending against the Company.

9. Commitments

The Company is committed to pay rent for office space under a number of non-cancelable operating leases agreements with minimum annual rental payments. Some of the lease agreements are subject to escalation clauses. Under certain circumstances these agreements allow for the Company to sublease the space. Rent expense is accounted for on a straight-line basis over the term of the lease agreements. Three to five months of rent abatements were granted in all lease agreements. All lease agreements contain a renewal option to extend the lease arrangements at prevailing market rates.

The Company entered into a lease for an office space in New York in 2014. Lease payments under this lease are guaranteed by the Company's ultimate parent, GMP Capital Inc. In addition, an amount of $678,521 on deposit with Bank of America was pledged as security in return for an irrevocable standby letter of credit issued by Bank of America, not exceeding this amount, with the New York City Landlord the named beneficiary (See Note 14). The lease agreement of Houston provided the Company with an improvement allowance in connection with the installation of the leasehold improvements. The improvement allowance was accounted for as a lease incentive obligation and is amortized as a reduction of the rental expenses over the life of the lease commitment.

In 2016, the Company ended the use and occupancy of the office spaces in Houston and Connecticut. The operating lease for the Houston premises was sublet as in 2016 for the remainder of the lease agreement, ending May 31, 2019. The Company was unable to find a sub tenant for its premises in Connecticut and decided to reopen its operations there in April 2017. As of December 31, 2017, the Company had a remaining onerous lease accrual related to its

Houston premises in the amount of $390,273 and is included on accrued expenses and other liabilities on the statement of financial condition.

Expected minimum annual rental payments under all current operating lease agreements are as follows:

Year	Sublease receipts	Rent Payments	Net Rent Payments
2018	93,830	1,955,126	1,861,296
2019	46,915	1,758,631	1,711,716
2020		1,575,386	1,575,386
2021		1,581,426	1,581,426
2022		1,541,381	1,541,381
Thereafter		3,400,769	3,400,769
	$ 140,745	11,812,719	$ 11,671,974

10. Related Party Transactions

The Company participates in a revenue sharing agreement with certain affiliates (GMP Securities L.P., GMP Securities Europe LLP, and). Pursuant to the terms of the agreement, the Company receives from or owes to its affiliates certain revenues generated from its participation as a distribution channel to its customers of certain newly issued securities that were underwritten by its affiliates; or for other advisory services performed for or by affiliates. The Company and certain affiliates, on occasion, settle invoices on behalf of other affiliates and recover these disbursements, at cost, through periodic billings. As of December 31, 2017, the receivables from the affiliates amounted to $32,827 and are included in due from affiliates on the statement of financial condition. At December 31, 2017, the Company had a payable balance of $221,526 related to these arrangements and are included in due to affiliates on the statement of financial condition. These amounts are billed periodically and settled thereafter.

The Company advanced money via executed loan agreements to key employees which are repaid via offsets from the employees' commissions and bonus earned and through additional voluntary payments. The balance of this receivable, which is expected to be fully recoverable, is $92,127 and is included in other assets in the statement of financial condition.

For the year ended December 31, 2017, the Company had a balance due of $1,056,457 related to interest on subordinated notes. The interest expense was incurred and recognized in 2016 preceding the conversion of the subordinated notes payable to Member's equity. This amount is

due to its sole member, GMP MTR Acquisition Inc. and is included in due to affiliates in the statement of financial condition. There is no set repayment date.

11. Member's Equity

No additional capital was received in 2017. No distributions were made in 2017.

12. Share Purchase Forgivable Loans

As an incentive to attract and retain employees, the Company awarded employees forgivable loans which were used to purchase common shares of the Parent. The common shares acquired pursuant to this arrangement are pledged by the employee to the Company as collateral against the loans. The loan principal is forgiven on a specified anniversary of the grant, (generally the fourth anniversary). If the recipient of the forgivable loan voluntarily ceases to be an employee of GMP prior to the specified grant date or revenue target, the loans, including accrued interest, are required to be paid in full by the employee. These loans bear interest at prime rate. In 2017, the Company made no additional advances of loans to employees to finance the purchase of common shares of the Parent. At December 31, 2017, all these loans had fully vested. As a result the Company paid taxes due on behalf of its effected employees. The value of the Parent's common shares pledged by the employees to the Company to pay these taxes and accrued interest on the loans were insufficient. These cash shortages were financed by the company as described in Note 10.

13. Assets Pledged as Security for Letters of Credit / Lines of Credit

Under the terms of the Company's New York lease agreement, an amount of $678,521 on deposit with Bank of America was pledged as security in return for an irrevocable standby letter of credit issued by Bank of America, with the New York City Landlord the named beneficiary. This Letter of Credit expires on September 30, 2018 and is expected to be renewed, in terms of the lease agreement, for $676,770 with the same security arrangement. A letter of credit is required to be in place for the duration of the lease which expires in 2025. An amount of $80,973 on deposit with Bank of America was pledged as security for corporate credit card lines provided by the Bank of America. This credit card arrangement may be terminated at any time.

These amounts are shown as restricted cash on the statement of financial condition.

14. Subsequent Events

The Company has evaluated subsequent events through February 28, 2018, the issuance date of these financial statements. The Head of Debt Capital Markets (DCM) resigned on January 31, 2018. The Firm will no longer be liable to pay an accrued guaranteed bonus due in 2018 of $236,250 which is included in accounts payable in the statement of financial condition.